EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

The following discussion should be read in conjunction with the information contained in the consolidated financial statements of the Company and the notes thereto appearing elsewhere herein and in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in (1) the Company's Annual Report on Form 10-K for the year ended September 30, 2012. Readers should carefully review the risk factors disclosed in this Form 10-K and other documents filed by the Company with the SEC.

As used in this report, the terms "Company," “UMeWorld”, "AlphaRx" "we," "us," and "our," refer collectively to UMeWorld Limited, AlphaRx Inc., AlphaRx Canada Limited, our wholly owned subsidiary and 80% of AlphaRx International Holdings Limited.

PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the Company believes," "management believes" and similar language. The forward-looking statements are based on the current expectations of the Company and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. Actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update them. Investors are also advised to refer to the information in our previous filings with the Securities and Exchange Commission (SEC), especially on Forms 10-K, 10-Q and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks and uncertainties or potentially inaccurate assumptions.

General

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was re-domiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

AlphaRx Inc. was originally incorporated as an intellectual property holding company whose mission was to identify, acquire and develop new technologies or products and devise commercial applications to be taken to market through licensing or joint venture partners. AlphaRx’s Common Stock commenced trading on the OTC Pink Sheets under the symbol "AHRX" on July 25, 2000. On October 12, 2000 AlphaRx Inc. Common Stock ceased trading on the Pink Sheets and began trading on the Over The Counter Bulletin Board (“OTCBB”) under the same symbol. Subsequent to March 19, 2002 AlphaRx Inc.’s symbol was changed to “ALRX” after a consolidation of its Common Stock on a 1 new for 5 old basis. On April 20, 2012, the Company effected a consolidation of its share capital on the ratio of 1 new share for 5 old shares and began trading on a split-adjusted basis on May 29, 2012. On July 23, 2012 AlphaRx Inc. Common Stock ceased trading on the OTCBB and began trading on the OTC Marketplace under the same symbol “ALRX” on account of its ineligibility for quotation on OTCBB due to quoting inactivity under SEC Rule 15c2-11. All references to AlphaRx Inc. Common Stock have been retroactively restated.

Recent Developments

UMeWorld Limited, formerly AlphaRx Inc., is a specialty pharmaceutical company dedicated to developing therapies to treat and manage pain. Prior to November, 2011, the business of the Company was focused on reformulating FDA approved and marketed drugs using its proprietary site-specific nano drug delivery technology. From 2000 until June 2011, substantial efforts and resources were devoted to understanding our nano drug delivery technology and establishing a product development pipeline that incorporated this technology with selected molecules. On July, 2011 the Board and management adopted a new business plan that it believed would improve the Company’s performance. The new business plan narrowed the Company’s focus to developing and commercializing 2 existing product candidates Indaflex and ARX 8203 for the pain market. On November 4, 2011 the Company adopted a new corporate development strategy that expanded the business operation of the Company to digital media with an intense focus on China. On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook. There were no change of control of our officers and Board of Directors as a result of the Transaction. The acquisition of UMeLook will contain a British Virgin Islands holding company, a Hong Kong intermediate-holding company, a People’s Republic of China (“PRC”) wholly foreign owned enterprise (“WFOE”) subsidiary and a PRC operation company which will hold the web license while under the financial control of the WFOE in a Variable Interest Entity (“VIE”) structure. This set-up is not completed yet. Therefore, part of the acquisition becomes a deposit which is pending on the completion of the corporate structure to determine the final value allocation on the consideration of the acquisition.

Overview of Results of Operations

Three Months Ended	Mar 31, 2013 $	Dec 31, 2012 $	Sep 30, 2012 $	Jun 30, 2012 $	Mar 31, 2012 $	Dec 31, 2011 $	Sep 30, 2011 $	Jun 30, 2011 $

Net Sales	90,000	370,329	69,659	30,513	30,948	35,683	77,417	31,866

Net Income (Loss)	(24,163)	253,152	(69,409)	(31,457)	87,140	(79,166)	(150,078)	(106,655)

Net Income (Loss) per Share (1)	(0.0003)	0.0029	(0.0016)	(0.0016)	0.0009	(0.001)	(0.002)	(0.001)

NOTE (1) Net Loss per share on a quarterly basis does not equal net Loss per share for the annual periods due to rounding.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2013, AS COMPARED TO THE SIX MONTHS ENDED MARCH 31, 2012

The Company incurred a net gain of $228,989 for the six month period ended March 31, 2013 as compared to a net gain of $7,973 incurred for the same period a year ago, an increase of $221,016. Revenues during the six months ended March 31, 2013 were about $223,398 more than in the previous period; general and administrative expenses were about $13,215 more than in previous period respectively.

Revenues

Total revenues for the six-month period ended March 31, 2013 were $460,329 as compared to $236,931 generated for the same period a year ago, an increase of $223,398 or about 94,29%. The increase is due to the outright sale of Indaflex Mexican right to our licensee Andromaco.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters.

General and Administrative expenses were $191,788 for the six months period ended March 31, 2013 as compared to $178,573 incurred for the same period a year ago, an increase of $13,215 or about 7.4%.

Research and Development Expenses

Research and development expenses include costs for scientific personnel, supplies, equipment, and outsourced clinical and other research activities.

Research and development expenses for the six months ended March 31, 2013 and March 31, 2012 were $0. The Company does not foresee any substantial R&D expenses in the near future.

Depreciation

Depreciation totalled $0 for the six months ended March 31, 2013 as compared to $1,519 incurred during the same period a year ago, a decrease of $1,519 or about 100%. Our capital asset purchases were minimized during the last fiscal year. Certain assets are now fully depreciated resulting in decreasing depreciation expense. Should any assets become permanently impaired they are written off to income as determined.

Gain/(Loss) from Operations

Gain from operations were $268,541 for the six months ended March 31, 2013 as compared to a net gain of $56,839 incurred for the same period a year ago. The gain is due to the outright sale of Indaflex Mexican right to our licensee Andromaco.

Interest Expense

Interest expense for the six months ended March 31, 2013 was $46,862 as compared to interest expense of $48,866 generated during the same period a year ago.

Non-Controlling interest in gain/(loss) of Consolidated Subsidiaries

We reflected a non-controlling interest income of $681 for the six months ended March 31, 2013 as compared to a non-controlling interest loss of $550 for the same period a year ago. Non-Controlling interest represents our minority shareholder’s proportionate interest (which is 20%) in our 80% owned subsidiary – AIH. The non-controlling interest resulted in the investment in our subsidiary AlphaRx International Holdings Ltd. by an independent third party – New Super Ltd. during June 2006. On 5/18/2010, New Super Ltd. had infused an additional $173,237 in exchange of an additional 5% ownership of our subsidiary AlphaRx International Holdings Ltd.

Net Gain/(Loss)

As a result of the above mentioned revenue and expense items, we incurred a net gain of $228,989 for the six months ended March 31, 2013 as compared to a net loss of $7,973 generated in the same period a year ago. The gain is due to the outright sale of Indaflex Mexican right to our licensee Andromaco.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2013 the Company had a working capital of $19,177,161 as compared to a working capital deficiency of $387,815 as at March 31, 2012. The Company has also increased its stockholders’ gain to $19,836,715 as at March 31, 2013 compared to a stockholders’ deficiency of $1,297,746 as at March 31, 2012.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to complete the commercialization of our drug products or to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	marketing and brand promotion of UMeLook; and
2.	sales and marketing activities related to establishing collaborative, licensing and distribution agreements for our drug products.

The inability to raise capital would have a material adverse effect on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month period ended March 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

APPROVAL

The Board of Directors of UMeWorld Limited has approved the information and disclosures contained in this MD&A.